May 4, 2009

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Attention: Ms. Christy Adams

Re:	Helen of Troy Limited
Form 10-K for the fiscal year ended February 29, 2008
Filed May 13, 2008
File No. 001-14669

Dear Ms. Adams:

This firm represents Helen of Troy Limited (the “Company”).  On behalf of the Company, we supplementally submit for your review this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated April 6, 2009.  As we discussed, please find enclosed a draft disclosure that the Company intends to include in its annual report on Form 10-K for the fiscal year ended February 28, 2009 (“Form 10-K”), addressing the Company’s goodwill impairment testing.

The Company’s fourth quarter and year end financial results teleconference is scheduled for Wednesday, May 13, 2009 at 11:00 a.m. ET.  For the benefit of investors, the Company plans to file its Form 10-K with the Commission prior to the date of the conference.  Therefore, as discussed, we would greatly appreciate receiving any comments that you may have at your earliest convenience once you have had an opportunity to review the draft disclosure.

Should you have any additional questions, please do not hesitate to contact Crews Lott of Baker & McKenzie LLP at (214) 978-3042.

Very truly yours,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott

HELEN OF TROY LIMITED	DRAFT

Goodwill and Indefinite-Lived Intangibles — We consider whether circumstances or conditions exist which suggest that the carrying value of our goodwill and other long-lived assets might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of each of the individual assets exceeds its fair market value. If analysis indicates that an individual asset’s carrying value does exceed its fair market value, the next step is to record a loss equal to the excess of the individual asset’s carrying value over its fair value. The steps required by SFAS 142 and SFAS 144 entail significant amounts of judgment and subjectivity.  We complete our analysis of the carrying value of our goodwill and other intangible assets during the first quarter of each fiscal year, or more frequently whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  Events and changes in circumstances that may indicate that there is impairment include, but are not limited to, strategic decisions to exit a business or dispose of an asset made in response to changes in economic, political and competitive conditions, the impact of the economic environment on our customer base and on broad market conditions that drive valuation considerations by market participants, our internal expectations with regard to future revenue growth and the assumptions we make when performing our impairment reviews, a significant decrease in the market price of our assets, a significant adverse change in the extent or manner in which our assets are used, a significant adverse change in legal factors or the business climate that could affect our assets, an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset, and significant changes in the cash flows associated with an asset.  We analyze these assets at the individual asset, reporting unit and Company levels.

As a result of acquisitions, the Company has significant intangible assets on its balance sheet that include goodwill and indefinite-lived intangibles (primarily trademarks and licenses).  Accounting for business combinations requires the use of estimates and assumptions in determining the fair value of assets acquired and liabilities assumed in order to properly allocate the purchase price. The estimates of the fair value of the assets acquired and liabilities assumed are based upon assumptions believed to be reasonable using established valuation techniques that consider a number of factors, and when appropriate, valuations performed by independent third party appraisers.

In the following discussion, we use the terms “market participant discount rate”, “terminal period”, and “terminal year revenue growth rates”.  The market participant discount rate is the weighted average cost of capital derived from a composite of similar companies that are in similar lines of business and serving similar distribution channels.  Inputs in the computation of the weighted average cost of capital are a risk free rate of return (we used long-term U.S. treasury rates), a market risk premium (which represents the return on equity required by investors in similar types of businesses), an unsystematic risk premium (which accounts for the hypothetical risk facing investors in the reporting unit), the after tax cost of debt, and the average weights of debt and equity for similar companies.  The terminal period is the annual forecast used after the explicit forecast period that reflects a stable level of operations and is assumed to continue in perpetuity at the terminal year revenue growth rate.  The terminal period is used to determine the continuing value of the cash flows into perpetuity.  The terminal year revenue growth rate represents the revenue growth rate expected to continue  in perpetuity.

Annual Impairment Testing in First Quarter of Fiscal 2009 - The Company performed its annual impairment tests of its goodwill and trademarks during the first quarter of fiscal 2009.  This resulted in non-cash impairment charges of $7.76 million on certain intangible assets associated with our Personal Care segment recognized during the first quarter of fiscal 2009.  The charges were recorded in the Company’s consolidated statements of income (loss) as a component of operating income (loss).  The impairment charges reflected the amounts by which the carrying values of the associated assets exceeded their estimated fair values at the time of the analysis.  The fair values of the assets were primarily determined using estimated future discounted cash flow models  (“DCF Models”) over five years and a terminal period.   This approach was used for the indefinite-lived trademarks and licenses, the reporting units, and the Company as a whole.  The DCF Models use a number of assumptions including expected future cash flows from the assets, volatility, risk free rate, and the expected life of the assets, the determination of which require significant judgments from management.  In determining the assumptions to be used, the Company considers, among other things, the existing rates on treasury bills, yield spreads on assets with comparable expected lives, historical volatility of the Company’s common shares and that of comparable companies and general economic and industry trends.  The decline in the fair value of the affected trademarks described above resulted from lower sales expectations on certain lower volume brands as a result of management’s strategic decision to reduce advertising and other resources dedicated to those brands, combined with a lower overall

HELEN OF TROY LIMITED	DRAFT

expectation of net sales driven by our near-term outlook for the economy and projected declines in consumer retail spending levels.

Impairment Testing in the Fourth Quarter of Fiscal 2009 — As a result of the continued deterioration of economic conditions during the second half of fiscal 2009, the Company evaluated the impact of these conditions and other developments on its reporting units to assess whether impairment indicators were present that would require interim impairment testing. During the latter half of the third quarter of fiscal 2009, the Company’s total market capitalization began to decline below the Company’s consolidated shareholders’ equity balance at November 30, 2008.  If the Company’s total market capitalization remains below its consolidated shareholders’ equity balance for a sustained period of time, we believe this is an indicator of potential impairment of goodwill.  Because this condition continued throughout the balance of the fourth quarter of fiscal 2009, the Company determined that the carrying amount of our goodwill and other intangible assets might not be recoverable and performed additional impairment testing as of February 28, 2009.

The Company’s traditional impairment test methodology used primarily DCF Models.  The Company expanded its traditional impairment test methodology to give weight to other methods that provide additional observable market information and that management believes reflect the current risk level being incorporated into market prices, in order to corroborate the fair values of each of the Company’s reporting units.  The additional methods included the Subject Company Stock Price Method, the Guideline Public Company Method, and the Mergers and Acquisitions Method (together, the “Market Models”). The Subject Company Stock Price Method uses the same revenue and earnings valuation multiples embedded in the Company’s common share price, including an appropriate control premium, as a basis for estimating the separate values of each of the Company’s reporting units.   The Guideline Public Company Method uses a composite of revenue and earnings multiples derived as of the valuation date from a group of publicly traded companies that are in similar lines of business and serving similar distribution channels as a basis for estimating the separate values, including appropriate control premiums for each of the Company’s reporting units.  The Mergers and Acquisitions Method uses the revenue and earnings multiples embedded in a group of representative business acquisition transactions, to the extent that comparable transactions are available, as a basis for estimating the separate values of each of the Company’s reporting units.   For each of the methods used, considerable management judgment is necessary in reaching a conclusion regarding the reasonableness of fair value estimates, evaluating the most likely impact of a range of possible external conditions, considering the resulting operating changes and their impact on estimated future cash flows,  determining the appropriate discount factors to use, and selecting and weighting appropriate comparable market level inputs.

After determining the fair value of our reporting units using the DCF Models and the Market Models, the Company assigned weights to the valuation methods used based on management’s assessment of the extent to which the current economic environment affects each reporting unit’s value.  Management believes that each method used has relative merits and that by using multiple methods, particularly in times of economic uncertainty, a better estimate of fair value is determined.  Current accounting literature defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In applying weights to the various methods, the Company believes that its DCF Models capture management’s estimate regarding the results of its future prospects and its internal valuation for each reporting unit.  However, we also believe there is currently a divergence between management’s expectations for its reporting units’ prospects and the market’s expectations based on observable market information.  Accordingly, management believes that the Market Models could more accurately reflect the value that a buyer would assign to the reporting units in the current economic environment.  Because fair value needs to consider the value of a company from both the buy side and the sell side of a potential transaction, the weights we assigned to the DCF Models and the Market Models attempted to balance this divergence in points of view.   We believe that the market has embedded significant discounts for risk into its valuations, and that the weightings we have assigned attempt to recognize the appropriate risk premiums the market would assign to each reporting unit.  In the future, the weightings assigned to the valuation methods may change as a result of changes in our business or market conditions.

The impairment testing for the fourth quarter of fiscal 2009 was performed using an updated outlook for the Company’s reporting units completed in connection with its annual planning process.  This outlook included downward adjustments to certain future expected revenues and increases in the market participant discount rates, when compared to

HELEN OF TROY LIMITED	DRAFT

the projections and discount rates upon which our annual impairment tests were prepared during the first fiscal quarter of 2009.  The Company decreased its expected revenues in response to the reduction in consumer spending during the second half of fiscal 2009 and its expectation that depressed spending levels would persist into 2010.  Additionally, the Company increased the market participant discount rates used in its analysis because management believes that the lending market and the restrained liquidity in the current environment have increased the cost of capital.  In determining the extent to which to change its assumptions, management considered consumer spending trends and the anticipated impact on each reporting unit as well as the market cost of capital for comparable companies for each reporting unit.

During its evaluation of goodwill in the fourth quarter of fiscal 2009, the Company determined that the carrying values of  the Personal Care segment’s Appliances and Accessories and Grooming, Skin Care and Hair Care Solutions reporting units exceeded their fair values; consequently, goodwill was impaired.  The Company then reviewed the fair values of the individual reporting unit’s indefinite-lived intangibles for potential impairment.  The review used the lower of:  (1) the carrying value, and (2) the fair value using DCF Models under the relief from royalty method for trademarks, or using DCF Models under the excess earnings method for indefinite-lived licenses.  The discount rate utilized to value our indefinite-lived assets was one percent higher than the associated reporting unit’s market participant discount rate in order to reflect the higher rate of return that would likely be required when the associated trademark or license is sold as a separate asset.  In our case, after first recognizing additional impairments of indefinite-lived intangibles, we determined that 100 percent of recorded goodwill in both reporting units was impaired.

In total, we recorded non-cash impairment charges of $99.51 million in the fourth quarter of fiscal 2009.  This consisted of non-cash impairment charges of $46.49 million against goodwill and $2.75 million against a trademark in our Personal Care segment’s Appliances and Accessories reporting unit and $50.27 million against certain trademarks and an indefinite-lived license held by our Grooming, Skin Care and Hair Care Solutions reporting unit.  The impairment for these reporting units was due to a decrease in the fair value of forecasted cash flows, and other market conditions reflecting the continued deterioration of the domestic and global economies and the declines in retail sales activity.  No impairment charges were required for our Housewares segment as this reporting unit’s estimated fair value of total net assets including recorded goodwill, trademarks and other intangible assets, exceeded their carrying values as of the date of the evaluation.

After we recorded the impairments discussed above, and reviewed all other long-lived assets of each reporting unit for potential impairment, the carrying values in our Personal Care segment reporting units still exceed their estimated fair values.  Management believes these differences are within an acceptable range because:

•                  Estimates of fair value are inherently imprecise and typically fall within a reasonable range of all potential estimates;

•                  Conditions within the financial markets surrounding the evaluation date were extremely volatile and fair values in relatively short periods of time before and after the evaluation date produced estimates of fair market value for the Company as a whole which were significantly higher than the fair market value we reconciled to for the purposes of our review (See table below entitled: “Range of Estimates of Fair Value of Helen of Troy”); and

•                  Within the reporting units affected, all goodwill has been written off and all indefinite-lived intangibles have been reduced to their latest individual fair value estimates.

HELEN OF TROY LIMITED	DRAFT

The table below summarizes the results and key assumptions of the latest impairment test:

CARRYING VALUES AND ESTIMATED FAIR VALUES OF REPORTING UNITS

(in thousands)

	As of the Fiscal Year Ended February 28, 2009 (1)
	Personal Care Segment				Housewares Segment
			Grooming,
	Appliances	% of	Skin Care and	% of		% of		% of
	and	Total	Hair Care	Total	Segment	Total	Consolidated	Total
	Accessories	Assets	Solutions	Assets	Total (2)	Assets	Total	Assets
Intangible assets before fourth quarter impairments:
Goodwill	$46,490	13.6%	$—	0.0%	$166,131	38.7%	$212,621	23.1%
Other indefinite-lived intangible assets	8,850	2.6%	90,634	60.5%	75,554	17.6%	175,038	19.0%
Other definite-lived intangible assets	7,081	2.1%	1,854	1.2%	12,702	3.0%	21,637	2.3%
Total intangible assets of each reporting unit	$62,421	18.3%	$92,488	61.7%	$254,387	59.2%	$409,296	44.4%

Total assets before fourth quarter impairment	$341,250	100.0%	$149,845	100.0%	$429,717	100.0%	$920,812	100.0%
Total liabilities other than debt	(60,684)	-17.8%	(9,484)	-6.3%	(30,446)	-7.1%	(100,614)	-10.9%
Carrying value of each reporting unit before impairment	280,566	82.2%	140,361	93.7%	399,271	92.9%	820,198	89.1%
Less: Indefinite-lived intangible asset impairments	(2,750)	-0.8%	(50,274)	-33.6%	—	—	(53,024)	-5.8%
Goodwill impairments	(46,490)	-13.6%	—	—	—	—	(46,490)	-5.0%
Carrying value of each reporting unit after impairment	$231,326	67.8%	$90,087	60.1%	$399,271	92.9%	$720,684	78.3%
Estimated fair value of each as of February 28, 2009	$226,000		$71,000		$407,000		$704,000
Reported carrying value after impairment as a percent of estimated fair value	102.4%		126.9%		98.1%		102.4%
Significant assumptions used to determine fair values (by reporting unit):
Terminal year growth rates	2.5%		2.5%		3.5%
Market participant discount rates (cost of capital)	12.9%		13.1%		13.5%
Royalty rates used to compute the value of trademarks	2.5%		4.0% - 6.5%		5.3%
Control premiums used	20.6%		26.5%		37.1%
Weighting of discounted cash flow models	10.0%		10.0%		50.0%
Weighting of market comparables and market transactions	90.0%		90.0%		50.0%

Sensitivity of estimated fair values:
Fair values in the event of a 1 percent increase in market participant discount rates	$222,000		$70,000		$386,000		$678,000
Fair values in the event future revenues in each year only achieve 95 percent of their projected totals	$221,000		$70,000		$388,000		$679,000

(1)	Pecentages of total assets shown are before impairment.
(2)	The total assets of the Housewares Segment includes $75 million dollars of cash set aside to retire debt scheduled to mature on June 29, 2009.

HELEN OF TROY LIMITED	DRAFT

Management believes that a significant portion of the recent decline in the Company’s common share price in the period of time surrounding February 28, 2009 is related to the deterioration in general economic conditions, a loss of consumer confidence, and instability in the financial markets, and is not reflective of the combined underlying future cash flows of the reporting units.  The analysis below shows the impact recent stock price fluctuations have had on the Company’s estimated fair market value and compares this to the estimated fair market value of the common shares implied by the total estimated fair market value of all of the reporting units we used in our impairment analysis.

RANGE OF ESTIMATES OF FAIR VALUE OF HELEN OF TROY

(in thousands, except share values)

				Implied By the
	At	At	At	Sum of the Fair
	November 30,	February 27,	April 30,	Values of Each
	2008	2009	2009	Reporting Unit

Closing market price of Helen of Troy’s Stock (minority shareholder value)	$15.66	$10.04	$15.95	$12.54
x Weighted average control premium (1)	30.2%	30.2%	30.2%	30.2%
Controlling interest value of Helen of Troy’s Stock	20.39	13.07	20.77	16.32
Number of shares outstanding at November 30, 2008 (2)	30,142	30,142	30,142	30,142
Controlling interest value of Helen of Troy’s Equity	614,575	394,019	625,956	492,000
Outstanding debt at November 30, 2008	212,000	212,000	212,000	212,000
Estimated fair market value of Helen of Troy	$826,575	$606,019	$837,956	$704,000

(1)	The relative weighted average of the median control premiums for each reporting unit, financial buyers only, using comparable industry information from current published control premium studies

(2)	This is the latest balance of outstanding shares that would have been used by market participants as reported on Form 10Q for the fiscal quarter ended November 30, 2008.

With the latest impairment charges, all goodwill and a substantial portion of the value of trademarks and certain licenses in the Company’s Appliances and Accessories and Grooming, Skin Care and Hair Care Solutions reporting units have been written off.  The Company’s Housewares segment was not impaired as a result of its latest testing.  The Company believes that the Housewares segment’s long-term growth strategy and operating fundamentals support its fair value conclusions.  For both the goodwill and indefinite-lived intangible assets in the Housewares segment, the recoverability of these amounts is dependent upon achievement of the Company’s projections and the continued execution of key initiatives related to revenue growth and improved profitability. However, changes in business conditions and assumptions could potentially require future adjustments to these asset valuations.

Carrying value of other long-lived assets - We consider whether circumstances or conditions exist that suggest that the carrying value of a long-lived asset might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of the asset exceeds its fair market value. If analysis indicates that the asset’s carrying value does exceed its fair market value, the next step is to record a loss equal to the excess of the asset’s carrying value over its fair value. The steps required by SFAS 142 and SFAS 144 entail significant amounts of judgment and subjectivity.

Economic useful life of intangible assets - We amortize intangible assets, such as licenses, trademarks, customer lists and distribution rights over their economic useful lives, unless those assets’ economic useful lives are indefinite. If an intangible asset’s economic useful life is deemed to be indefinite, that asset is not amortized. When we acquire an intangible asset, we consider factors such as the asset’s history, our plans for that asset, and the market for products associated with the asset. We consider these same factors when reviewing the economic useful lives of our previously acquired intangible assets as well. We review the economic useful lives of our intangible assets at least annually. The determination of the economic useful life of an intangible asset requires a significant amount of judgment and entails significant subjectivity and uncertainty. We complete our analysis of the remaining useful economic lives of our intangible assets during the first quarter of each fiscal year.